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Routemaster Capital Completes Acquisition of 20% Interest in Valour Structured Products, a Leading Exchange Traded Product Company Focused on Digital Assets

Valour Structured Products Announces New CEO, 336 Percent Increase in Valour’s AUM & Corporate Update on Activities

TORONTO, Feb. 12, 2021 (GLOBE NEWSWIRE) -- Routemaster Capital Inc. (the “Company” or “Routemaster”) (NEO: DEFI GR: RMJR) is pleased to announce that it has closed the transaction to acquire 20% of Valour Structured Products (“Valour”), first announced on January 4, 2021 (the “Transaction”). Please see the Company`s press release dated January 4, 2021 for additional information on Valour.

Pursuant to the Transaction, Routemaster issued a total of 21,000,000 common shares of the Company to the shareholders of Valour in proportion to their pro rata shareholdings of Valour, in exchange for a 20% interest in Valour. No finder fees were paid connection with, and no change of control of Routemaster resulted from the transaction.

Valour Structured Products appoints Diana Biggs, previously Global Head of Innovation at HSBC Private Banking, as CEO

Diana Biggs has been appointed as CEO of Valour Structured Products to commence operational duties effective immediately. A seasoned executive in technology and financial services, she was previously Global Head of Innovation for HSBC Private Banking, where she led the testing and development of new business models, fintech partnerships and use of emerging technologies. In addition to her role at Valour, Diana is an Associate Fellow with Said Business School, University of Oxford, and Head Tutor for the Oxford Blockchain Strategy Programme.

“I am thrilled to be joining Valour and the Routemaster Capital team to finalise our initial strategic acquisition and collaborate on the development of structured products in the DeFi ecosystem,” commented Diana Biggs on the completion of the transaction. “The demand for secure, digital structured products is at an all-time high and I look forward to developing innovative products alongside Routemaster.”

Valour Structured Products Corporate Update for 2021

Founded in 2018, Valour Structured Products, Inc. is a company focused on creating exchange traded products in the digital asset space. Following the completion of a seed financing led by leading cryptocurrency investors in 2018, Valour has undertaken regulatory applications required and has received approval to be an issuer of digital asset products on leading European stock markets. Valour was Co-Founded by Johan Wattenstrom, Founder & Director of Nortide Capital AG. Mr. Wattenstrom was also the founder of XBT Provider, the first synthetic exchange traded product ever launched for Bitcoin (“BTC”) in 2015 which currently has 2.9 billion in assets under management. Its first product launched was Bitcoin Zero. Bitcoin Zero is the first fully hedged, passive investment product with Bitcoin (“BTC”) as its underlying asset and charges zero management fees. Further highlights on the company’s progress to date:

•	Bitcoin Zero started trading on December 3rd, 2020 on the Nordic Growth Market in Stockholm, Sweden.
•	In the month of December, Bitcoin Zero was in the top 3 most traded Exchange Traded Products on the exchange.
•	As of February 2021, Bitcoin Zero has been the most actively traded ETP with 5.2 million of daily turnover.
•	It ended the 2020 fiscal year with 6.9 million in assets under management. In the first two months of 2021, its AUM has increased 337 percent to 30 million.
•	Product intends to be listed on Boerse Stuttgart, SIX Stock Exchange and Berne Bourse in Q1 2021.
•	Launch of Ethereum Zero, and subsequent digital asset products planned for Q1 2021.

“Valour will be a cornerstone asset and growth vehicle for Routemaster going forward, we are excited to develop world first DeFi ETP’s and introduce this new asset class in a regulated and transparent manner,” said Olivier Roussy Newton, Co- Founder of DeFi Holdings and an advisor to Routemaster Capital. “We are very fortunate to have such a seasoned professional such as Diana Biggs join Valour to grow the company into the future.”

About Valour Structured Products Ltd.:
Valour Structured Products is a Cayman Island based company focused on issuing Exchange Traded Products with a focus on Digital Assets. Valour also owns 100 % of Catenafin AG, a Zug, Switzerland based trading desk.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

For further information, please contact:
Daniyal Baizak, President and Chief Executive Officer
Tel: +1 (416) 861-1685

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Transaction; the business of Valour; the growth prospects of Valour and its business; the pursuit by Routemaster and DeFi Holdings of investment opportunities; the decentralized finance industry and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.